Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147023

PROSPECTUS

21,882,826 Shares

Common Shares

The selling shareholders are offering 21,882,826 common shares. Of these 21,882,826 common shares, 3,162,394 common shares may be acquired, at the option of the selling shareholders, at a price of $1.17 per share upon the conversion of the Series A Subordinated Convertible Notes due March 31, 2012 (the "Series A Notes"), as such price may be adjusted in accordance with the terms of the Series A Notes and 18,720,432 common shares may be acquired, at the option of the selling shareholders, at a price of $1.17 per share upon the conversion of the Series B Subordinated Convertible Notes due March 31, 2012 (the "Series B Notes"), as such price may be adjusted in accordance with the terms of the Series B Notes.  We may force the conversion of the Series A Notes at any time after July 30, 2008, if our common shares trade above $2.05 per share, as may be adjusted, for 20 days within a period of 30 consecutive trading days.  We may force the conversion of the Series B Notes at any time after September 30, 2008, if our common shares trade above $2.05 per share, as may be adjusted, for 20 days within a period of 30 consecutive trading days.  The Series A Notes and the Series B Notes were acquired by the selling shareholders in private placement transactions.  All of these common shares are being sold by the selling shareholders named in this prospectus, or its transferees, pledgees, donees or successors-in-interest.  The selling shareholders will receive all proceeds from the sale of the common shares being offered in this prospectus.

The selling shareholders may sell these common shares being offered by them on the American Stock Exchange, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then prevailing market price for the common shares or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 22.

Our common shares trade on the American Stock Exchange under the symbol “SCU.”  On January 23, 2008, the closing price of our common shares on the American Stock Exchange was $0.72.  Our common shares also trade on the Toronto Stock Exchange under the symbol “SME.”  On January 23, 2008, the closing price of our common shares on the Toronto Stock Exchange was CDN$0.75.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 7, 2008.

TABLE OF CONTENTS

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully.  You should read “Risk Factors” beginning on page 5 for more information about important risks that you should consider before investing in our common shares.

As used in this prospectus, unless the context otherwise requires, the terms “Storm Cat,” “we,” “our” and “us” refer to Storm Cat Energy Corporation and its consolidated subsidiaries.  You should assume that all figures are stated in U.S. dollars unless indicated otherwise.

Storm Cat Energy Corporation
General

Storm Cat is an independent oil and gas company focused primarily on the exploration, production and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations and, secondarily, from conventional formations. We were originally incorporated under the laws of British Columbia, Canada in 2000 as a mineral exploration company named “Toby Ventures, Inc.”  In late 2003 we entered the oil and gas industry.  In January 2004, we changed our name to Storm Cat Energy Corporation.  The Company has producing properties in Wyoming’s Powder River Basin (“PRB”) and Arkansas’s Arkoma Basin (“Fayetteville Shale”) and exploration and development acreage in Canada.  Storm Cat continues to execute on its long-term strategy of growth through development and the acquisition of prospective acreage that compliments its existing assets and exploits the abilities of the Company’s technical staff.  The Company's shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the Toronto Stock Exchange under the symbol “SME.”

The Company focuses its activities in three core areas: the Powder River Basing in Wyoming; the Fayetteville Shale in the Arkoma Basin in Arkansas; and in the Elk Valley of British Columbia Canada.

In the PRB, as of December 1, 2007, the Company had approximately 41,730 gross and 31,905 net acres.  At September 30, 2007 the Company had approximately 380 wells, of which 339 were Company-operated.  Production from the PRB at September 30, 2007 was 14.7 MMcf/d gross and 7.7 MMcf/d net.

Storm Cat’s acreage position in the Fayetteville Shale as of December 1, 2007 was 22,678 gross and 17,518 net.  As of September 30, 2007 Storm Cat had elected to participate in 16 non-operated Fayetteville Shale wells.  It owns between a 1% and 8% working interest in these wells, which are at various stages of planning, drilling, completion or production.  The Company has successfully drilled and completed the first two of its three planned wells on its Fayetteville Shale project. Well cleanup and post-frac productivity testing is now being conducted.  On October 11, 2007, the Company completed the drilling and casing of a third well to its planned vertical and horizontal total depth.  Plans are to complete and test this well during the fourth quarter.

As of December 1, 2007 Storm Cat held approximately 77,775 gross and net acres in the Company’s Elk Valley coalbed methane project located in southeastern British Columbia.  Nine wells, including five wells drilled in 2006, are currently in the de-watering and evaluation stage. The Company remains encouraged by water and associated gas production rates that are being observed and expects to make a determination about the next steps for the project by year-end 2007.

The Company also has acreage positions in Alberta and Alaska.  Storm Cat owned or controlled as of December 1, 2007 approximately 19,693 gross acres and 17,453 net acres in the Western Canadian Sedimentary Basin of Alberta, Canada. At present, the Company is exploring conventional prospects that may also present unconventional opportunities.  In Alaska, also as of December 1, 2007, the Company held approximately 24,505 gross and net acres in the onshore area of the Cook Inlet Region of Alaska.  Storm Cat drilled one well on this acreage in 2006 and is in the process of evaluating completion potential and business opportunities associated with its acreage.

The Company previously owned a 30% working interest in the Moose Mountain exploration project in Saskatchewan, covering 235,830 gross acres of unconventional natural gas exploration.  This property was fully impaired in the amount of $1.9 million in the third quarter of 2006.  We sold our working interest in this property to avoid plugging and abandonment costs, but we retained a 1% overriding royalty interest.

Liquidity and Capital Resources

Credit Facility

    On December 27, 2007, Storm Cat Energy (USA) Corporation (“Storm Cat (USA)”), a wholly owned subsidiary of Storm Cat, entered into a Credit Agreement (the “Credit Agreement”), with Wells Fargo Foothill, LLC, as Agent, and the Lenders party thereto (the “Credit Facility”).  The Credit Facility consists of a term loan facility in an aggregate principal amount of $30.0 million and a revolving credit facility in an aggregate principal amount of $50.0 million.  The borrowing base for the revolving credit facility was initially set at $25.0 million.  The Credit Agreement provides for a semi-annual evaluation of such amount, determined based on Storm Cat’s oil and natural gas reserves.

    The Credit Facility will mature on September 27, 2011 or December 27, 2012 in the event the Series A Notes and the Series B Notes due March 31, 2012 are entirely converted into equity, with no remaining cash payment obligations or are refinanced with a maturity date not earlier than June 27, 2013.

     Storm Cat borrowed $43.0 million at the time of execution of the Credit Agreement, consisting of $30.0 million in term loans and $13.0 million from the revolving credit facility.  The Credit Facility is available to provide funds for general corporate purposes, including funding of capital expenditures and working capital.

    Each loan under the Credit Facility bears interest at a base rate or Eurodollar rate, as requested by Storm Cat, plus an applicable percentage based on Storm Cat's usage of the facility.  The applicable margin above the base rate and the Eurodollar rate for the term loan is 5.75% and 7.00%, respectively.  The applicable margin above the base rate and the Eurodollar rate for the revolving credit facility ranges from 0.75% to 1.25% and 2.00% and 2.50%, respectively, in each case depending on Storm Cat’s usage under the borrowing base.  Interest on funds drawn will be paid monthly, except interest on  loans based on the Eurodollar rate will be payable at the end of each interest period of one, two, three or six months, and, in any event, at least every three months.

    The Credit Facility contains affirmative and negative covenants that are customary for a facility of this nature. The Credit Facility also contains customary representations and warranties and customary events of default.  The Credit Facility contains five financial covenants:

(1)
Minimum quarterly EDITDA (as defined in the Credit Agreement) of $12.75 million for the quarter ending March 31, 2008, $16.6 million for the quarter ending June 30, 2008, $20.4 million for the quarter ending September 30, 2008, $23.3 million for the quarter ending  December 31, 2008, $28.3 million for the quarter ending March 31, 2009, $32.3 million for the quarter ending June 30, 2009, and $37.3 million for the quarter ending September 30, 2009 and for each quarter ending thereafter;

(2)
Minimum average daily production for any quarterly period of 16,800 for the quarter ending March 31, 2008, 23,100 for the quarter ending June 30, 2008, 28,500 for the quarter ending September 30, 2008, 30,200 for the quarter ending  December 31, 2008, 29,400 for the quarter ending March 31, 2009, 34,600 for the quarter ending June 30, 2009, and 40,600 for the quarter ending September 30, 2009 and for each quarter ending thereafter;

(3)	Minimum Asset Coverage Ratio (based on a discounted net present value of "Proved Reserves"), calculated each quarter, of 1.60:1.00;

(4)
Minimum Interest Coverage Ratio (based on EBIDTA and interest expense excluding interest expense associated with the Convertible Notes) of 2.50:1.00 for the quarter ending March 31, 2008, 2.75:1.00 for the quarter ending June 30, 2008, 3.00:1.00 for the quarter ending September 30, 2008, 3.25:1.00 for the quarter ending  December 31, 2008 and 3.50:1.00 for the quarter ending March 31, 2009 and for each quarter ending thereafter; and

(5)
Minimum Leverage Ratio of 4.30:1.00 for the quarter ending March 31, 2008, 3.30:1.00 for the quarter ending June 30, 2008, 2.70:1.00 for the quarter ending September 30, 2008, 2.50:1.00 for the quarter ending  December 31, 2008 and for each quarter ending thereafter.

    For purposes of calculating the foregoing covenants, EBITDA shall be calculated as follows for the first three fiscal quarters following the Closing Date: (a) for the quarter ending March 31, 2008, EBITDA shall be EBITDA for the three-month period ending on such date multiplied by four; (b) for the quarter ending June 30, 2008, EBITDA shall be EBITDA for the six-month period ending on such date multiplied by two; (c) for the quarter ending September 30, 2008, EBITDA shall be EBITDA for the nine-month period ending on such date multiplied by 4/3; and thereafter, EBITDA shall be calculated using EBITDA for the period of four quarters ending on the last day of the quarter immediately preceeding the date of determination for which financial statements are available.

Convertible Note Private Placement

    On January 19, 2007, Storm Cat entered into a Series A Note Purchase Agreement for the private placement of the Series A Notes in a total aggregate principal amount of $18.5 million and a Series B Note Purchase Agreement for the private placement the Series B Notes in a total aggregate principal amount of $31.7 million.  The notes were bifurcated into two series because a shareholder vote was required for issuance of any convertible notes above the amount issued under the Series A Notes.  The Series A Notes and the Series B Notes are convertible into Storm Cat common shares at a price of $1.17 per share, as may be adjusted in accordance with the terms of the Series A Notes or the Series B Notes (as applicable), and the Company may force the conversion of the Series A Notes or the Series B Notes (as applicable) at any time 18 months after the closing date of the applicable issuance that its common shares trade above $2.05, as may be adjusted, for 20 days within a period of 30 consecutive trading days.  On the day of the agreement, the $1.17 conversion price was at premium to the Company's stock price of $1.00.

    On January 30, 2007, Storm Cat closed the private placement of Series A Notes to qualified institutional and accredited investors in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, and exemptions from Canadian prospectus and registration requirements under National Instrument 45-106.  The Series A Notes will mature on March 31, 2012, unless earlier converted, redeemed or repurchased.  The Series A Notes bear interest at a rate of 9.25% per annum, commencing on January 30, 2007.  Interest on the Series A Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2007.

    On March 29, 2007, the Company held an extraordinary general meeting in which shareholders authorized the issuance of the underlying shares of the Series B Notes.  On March 30, 2007, Storm Cat closed on $31.7 million of Series B Notes to qualified institutional and accredited investors in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, and exemptions from Canadian prospectus and registration requirements under National Instrument 45-106. The Series B Notes will mature on March 31, 2012, unless earlier converted, redeemed or repurchased.  The Series B Notes bear interest at a rate of 9.25% per annum, commencing on March 30, 2007.  Interest on the Series A Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2007.  In April, 2007, the Company collected $17.4 million in proceeds on the subscription receivable on its Series B Notes.

    As part of the private placements, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors requiring the Company to file with the SEC registration statements covering the common shares issuable upon conversion of the Series A Notes and the Series B Notes.  Under the terms of the Registration Rights Agreement, the Company had thirty days from the day of closing both the Series A Notes transaction and the Series B Notes transaction to file a Form S-1 registration statement with the SEC.  The Company fulfilled this obligation with respect to both the Series A Notes and the Series B Notes.

   In Canada, any shares issued on conversion of the Series A and Series B Notes are subject to a four month hold period before they can be traded on the Toronto Stock Exchange. No registration statement equivalent to an S-1 or S-3 is required. Further detail of the agreement between the Company and the holders of the Series A Notes and the Series B Notes is disclosed in three separate Forms 8-K filed by the Company on January 25, February 5, and April 5, 2007.  For additional information on these private placements and the Company’s obligations in relation to them, you should refer to the section entitled “Description of Series A Notes and Series B Notes Private Placements" beginning on page 12.

GLG Partners Settlement with the SEC

On June 26, 2007, GLG Partners, L.P., which serves as the investment manager to GLG North American Opportunity Fund, a selling shareholder in this offering, agreed to pay more than $3.2 million to settle enforcement actions brought by the SEC for illegal short selling in connection with 14 public offerings. GLG Partners, L.P. did not admit or deny the findings, but consented to the SEC order that finds, from July 2003 through May 2005, GLG Partners, L.P. violated Rule 105 of Regulation M on 16 occasions in 14 different public offerings in multiple funds, including GLG North American Opportunity Fund.

Acreage

The following table summarizes the gross and net acreage of properties in which we hold an interest as of December 1, 2007:

Storm Cat Energy Corporation Acreage as of December 1, 2007

Area	Gross Acres	Net Acres
Powder River Basin, WY
Northeast Spotted Horse	6,320	5,950
Jamison	723	651
20 Mile	760	684
Ford Ranch (Focus + Ellbogen/Westbrook Leases)	4,711	3,604
Sheridan (State Lease Sale)	1,521	1,521
Recluse (Barrett Acquisition)	25,200	17,000
North Recluse (Petro-Canada Acquisition)	2,495	2,495
Total	41,730	31,905

Fayetteville Shale, AR
Jordan Acquisition	16,364	12,596
Subsequent Lease Purchases	6,314	4,922
Total	22,678	17,518

Cook Inlet, AK
Mental Health Trust Leases	11,782	11,782
State Lease Sale Tracts	12,723	12,723
Total	24,505	24,505

Canada
Elk Valley (BC) - EnCana Drill to Earn	77,775	77,775
Alberta (AB) - Crown Lease Sale (Wetaskiwin) 12/14/05	2,068	2,068
Alberta (AB) - Cessford Farm-In (1)	3,200	2,240
Alberta (AB) - Crown Lease Sale (Redwater) 3/8/06	2,529	2,529
Alberta (AB) - Crown Lease Sale (Wainwright) 4/19/06	3,794	3,794
Alberta (AB) - Crown Lease Sale (Wainwright) 5/3/06	3,795	3,795
Alberta (AB) - Crown Lease Sale (Wetaskiwin) 5/31/06	1,107	1,107
Judy Creek	3,200	1,920
Total	97,468	95,228

Total Acres (1)	186,381	169,156

(1) Net acres may be earned pursuant to the farm-in arrangement.

Reserve Estimates

Total proved reserves at December 31, 2006 were estimated at 25.0 Bcf equivalent as compared to 10.0 Bcf equivalent at December 31, 2005.  Our estimated, pre tax future net revenue discounted at 10% (commonly known as the SEC PV-10 figure) for proved reserves at December 31, 2006 was $32.04 million versus $29.02 million at year end 2005.  The PV-10 calculation used net commodity prices of $4.46 and $7.72, respectively, CIG Rocky Mountains per million British thermal units (MMBtu) of natural gas.

Our total proved reserve estimates are prepared by independent engineering consultants, Netherland, Sewell & Associates, Inc. of Houston, Texas and conform to the definition as set forth in the SEC Regulation S-X Part 210.4-10(a) as clarified by subsequent Commission Staff Accounting bulletins.  The proved reserves are also in accordance with Financial Accounting Standards Board Statement No. 69 (SFAS 69).

The reserve mix is 100% natural gas, with 53.4% categorized as proved developed and 46.6% proved undeveloped.  In accordance with SEC guidelines, proved reserve estimates do not include any probable or possible reserves which may exist for our properties.
	Net Reserves	Future Net Revenue (M$/USD)
Category	Gas (MMCF)	Total Undiscounted	Present Worth at 10% Discount
Proved Developed	13,368.1	$28,892.8	$23,927.9
• Producing	5,184.0	$11,083.6	$9,852.5
• Non-Producing	8,184.1	$17,809.2	$14,075.4
Proved Undeveloped	11,647.1	$13,051.9	$8,108.5
Total Proved	25,015.3	$41,944.7	$32,036.4

Assumes commodity prices of $4.46/Mcf CIG Rocky Mountains

Other information

Our common shares trade on the American Stock Exchange (“AMEX”) under the symbol “SCU” and on the Toronto Stock Exchange (“TSX”) under the symbol “SME.”  Our principal executive offices are located at 1125 17th Street, Suite 2310, Denver, Colorado 80202.  Our telephone number is (303) 991-5070.  Our website address is www.stormcatenergy.com.  Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

RISK FACTORS

In evaluating the Company, careful consideration should be given to the following risk factors. These risks are not the only risks facing the Company.  Additional risks and uncertainties not currently known to Storm Cat or that it currently deems to be immaterial at present may become material in the future and affect its business, financial condition and/or operating results, as well as adversely affect the value of the Company’s common shares.

Risks Related to the Business

Price volatility may affect financial condition:  The prices of oil and natural gas are volatile and the Company’s operating results and future rate of growth depend heavily on prevailing market prices for these resources. A substantial or extended decline in prices for these resources would have a material adverse effect on the Company. These prices are affected by numerous factors beyond Storm Cat’s control, including international economic and political trends, the effects of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, worldwide and domestic supplies of oil and gas, the ability of members of the Organization of Petroleum Exporting Countries (OPEC) to agree to and maintain oil price and production controls, actions of governmental authorities, the availability of transportation facilities, increased production due to new discoveries or improved recovery techniques and weather conditions.

Storm Cat operates in a highly competitive industry:  Storm Cat competes with other energy development companies for properties, equipment, materials and labor.  The industry is highly competitive in all aspects. Many of the Company’s competitors have larger operations and greater financial resources. Competition in Storm Cat’s business may adversely affect its ability to acquire properties, equipment and materials, attract and retain qualified labor, and attract the necessary capital to sustain resource exploration and production in the future.

Oil and gas exploration is a speculative undertaking:  Oil and gas exploration is a speculative business. Storm Cat’s future success depends on our ability to economically locate oil and gas production and reserves in commercial quantities. The Company’s anticipated exploration and development activities are subject to reservoir and operational risks. Even when oil and gas is found in what are believed to be commercial quantities, reservoir risks, which may be heightened in new discoveries, may lead to higher costs and/or lower production than originally anticipated. These risks include the inability to sustain deliverability at commercially productive levels as a result of decreased reservoir pressures, large amounts of water, or other factors that might be encountered. The effects of these factors may result in Storm Cat not receiving an adequate return on investment capital.

Reserve quantities and values are subject to many variables and estimates and actual results may vary:  This prospectus contains estimates of the Company’s proved oil and natural gas reserves and the estimated future net revenues from those reserves. Any significant negative variance in these estimates could have a material adverse effect on the Company’s future performance.

Reserve estimates are based on various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data.

Reserve estimates are dependent on many variables, and therefore, as more information becomes available, it is reasonable to expect that there will be changes to the estimates. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves disclosed by the Company. In addition, estimates of proved reserves will be adjusted in the future to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond the Company’s control.

As of December 31, 2006, approximately 46.6% of the Company’s estimated proved reserves are classified as proved undeveloped. Estimation of proved undeveloped reserves and proved developed non-producing reserves is generally based on volumetric calculations rather than the performance data used to estimate reserves for producing properties. Recovery of proved undeveloped reserves generally requires significant capital expenditures and successful drilling operations. Revenues from proved developed non-producing and proved undeveloped reserves will not be realized until some time in the future. The reserve estimate includes an estimate of the capital expenditures required to develop these reserves as well as the timing of such expenditures. Although the Company has prepared estimates of its proved undeveloped reserves and the associated development costs in accordance with industry standards, they are based on estimates, and actual results may vary.

The present value of estimated reserves, or PV-10, should not be interpreted as the current market value of reserves attributable to the Company’s properties. The 10% discount factor, which is required in calculating PV-10 for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which the Company’s business or the oil and natural gas industry in general are subject. The Company has based the PV-10 on prices and costs as of the date of the reserve estimate, in accordance with applicable SEC regulations. Actual future prices and costs may be materially higher or lower. In addition to the price volatility factors discussed above, factors that will affect actual future net cash flows, include:

•	the amount and timing of actual production;

•	curtailments or increases in consumption by oil and natural gas purchasers; and

•	changes in governmental regulations or taxation.

As a result, the Company’s actual future net cash flows could be materially different from the estimates included in this prospectus.

The Company faces operating risks in its exploration and production activities:  Storm Cat’s business involves operating risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, leaks, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any one of which can cause personal injury, damage to property, equipment and the environment, as well as interruption of operations. Storm Cat maintains insurance against some, but not all, of these risks. If any of these events occurred, the Company could face substantial losses that could reduce or even eliminate funds available for operations.

The industry is highly regulated:  Storm Cat’s industry is heavily regulated by federal, state, and local authorities. These regulations control many aspects of its business including, among other things, land use, prospecting, the drilling and spacing of wells, protection of ground water, conservation of soil, safety standards, site reclamation, restoration, exports, labor standards, occupational health, waste disposal, toxic substances and other matters. The regulations and laws governing the industry are under constant review and may be amended or expanded. Regulation increases the cost of doing business and decreases profitability. If Storm Cat fails to comply with these laws and regulations, it may be subject to substantial penalties or suspension or termination of operations.

The Company’s operations are subject to complex environmental regulations:  Storm Cat’s current and anticipated future operations require permits from various federal, state and local governmental authorities and such operations are and will be regulated by laws and regulations governing various elements of the oil and gas industries.

The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how in the future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital expenditures, may materially affect the results of operations and business, or may cause material changes or delays in the Company’s intended activities.

There can be no assurance that Storm Cat will be able to obtain all permits required for future exploration on reasonable terms or that such laws and regulations, or new legislation or modifications to existing legislation, will not have an adverse effect on any project that might undertaken. The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Increases in taxes on energy sources may adversely affect the Company’s operations:  Federal, state and local governments which have jurisdiction in areas where the Company operates impose taxes on the oil and natural gas products sold. Historically, there has been on-going consideration by federal, state and local officials concerning a variety of energy tax proposals. Such matters are beyond the Company’s ability to accurately predict or control.

The Company does not have adequate cash flow to fund operations and additional debt or equity financing will be required:  The Company makes, and will continue to make, significant expenditures to find, acquire, develop and produce natural gas reserves. If natural gas prices decrease, or if operating difficulties are encountered that result in cash flow from operations being less than expected, the Company may have to reduce capital expenditures unless additional funds are raised through debt or equity financing. Debt or equity financing or cash generated by operations may not be available to the Company in sufficient amounts or on acceptable terms to meet these requirements.

Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the Company’s success in locating and producing new reserves;

•	the level of production from existing wells; and

•	prices of natural gas;

Issuing additional equity securities to satisfy the Company’s financing requirements could cause substantial dilution to existing shareholders. Additional debt financing could make the Company more vulnerable to competitive pressures and economic downturns.

Competition for materials and services is intense and could adversely affect the Company:  Major oil companies, independent producers, and institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to develop and operate properties. Shortages for equipment, labor or materials may result in increased costs or the inability to obtain such resources as needed. Many of the Company’s competitors have financial and technological resources which exceed those available to the Company.

The Company’s hedging arrangements involve credit risk and may limit future revenues from price increases:  To manage the Company’s exposure to price risks associated with the sale of natural gas, the Company periodically enters into hedging transactions for a portion of its estimated natural gas production. These transactions may limit the Company’s potential gains if natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which:

•	the Company’s production is less than expected;

•	the contractual counterparties fail to perform under the contracts; or

•	a sudden, unexpected event, materially impacts natural gas prices.

The terms of the Company’s hedging agreements may also require that it furnish cash collateral, letters of credit or other forms of performance assurance in the event that mark-to-market calculations result in settlement obligations by the Company to the counterparties, which would encumber the Company’s liquidity and capital resources.

In addition, hedging transactions using derivative instruments involve basis risk. Basis risk in a hedging contract occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset is based, thereby making the hedge less effective.

The Company has minimized ineffectiveness by entering into gas derivative contracts indexed to Colorado Interstate Gas (“CIG”).  As the Company’s derivative contracts contain the same index as the Company’s sale contracts, this results in hedges that are highly correlated with the underlying hedged item.

The marketability of the Company’s natural gas production is dependent upon infrastructure, such as gathering systems, pipelines and processing facilities, that the Company does not own or control:  The marketability of the Company’s natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities necessary to move the Company’s natural gas production to market. The Company does not own this infrastructure and is dependent on other companies to provide it.

Storm Cat has a history of net losses and a current working capital deficit:  Since Storm Cat’s incorporation in May of 2000, it has experienced annual net losses.  In the year ended December 31, 2006 the Company had a net loss of $6.9 million and its cumulative net loss from date of incorporation to December 31, 2005 is $16.6 million. There is no guarantee as to when, if ever, the Company will realize a net profit.  At December 31, 2006 the Company had a working capital deficit of $15.6 million.

Fluctuations in foreign currency exchange rates could adversely affect the business:  Storm Cat maintains accounts in U.S. and Canadian dollars. A material decrease in the value of the Canadian dollar relative to the U.S. dollar could negatively impact the Company’s income statement and share price.

Storm Cat depends on certain key personnel:  The Company depends heavily on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term. The Company carries no “key man” life insurance on any of its executives. As operations expand, Storm Cat will require additional key personnel and related resources.

Some of Storm Cat’s directors serve as officers and directors of other companies:  Some of the Company’s directors are also officers or directors of other companies including those that are similarly engaged in the business of acquiring, developing and exploiting oil and gas producing properties. Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly, in good faith and in the best interest of Storm Cat and to disclose any interest that they may have in any competing project or opportunity. Further, Storm Cat has an internal conflict policy (“Code of Business Conduct and Ethics”) which addresses directors’ conflicts of interest. Under the policy, if a conflict of interest arises at a meeting of the Board, any director with a conflict must disclose his interest and abstain from voting on such matters. In making the determination as to whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to it and Storm Cat’s financial position at that time.

Storm Cat focuses heavily on unconventional plays, which rely on technological advances that in the future may not be effective:  Unconventional resources are reserves from fractured shales, coal beds and tight sand formations and they are a central element of Storm Cat’s business model.  The development of typical unconventional plays may involve greater extraction and retrieval costs than are involved in development of typical conventional plays.  Often, the quality of gas and commercial viability is less known in a typical unconventional play.  Therefore, the process of developing an unconventional play involves significant expenditures before commercial viability can be ascertained and presents a risk of cost overruns and inadequate gas recovery.

Further, technological innovation is a key component to realizing the economic value of unconventional plays.  The Company continues to explore and rely on advances in technologies such as drilling, well completion and geophysical technologies that have helped the viability of the unconventional play.

Storm Cat may incur compression difficulties and expense:  As production increases, more compression is generally required to maximize the production flowing through the pipeline. Production costs increase as additional compression is required, primarily because the compression process requires more fuel.  In addition, the compression process is a mechanical process, and should a breakdown occur, the Company will be unable to deliver gas until repairs to the machinery are completed.

Storm Cat does not obtain title insurance or other warranties of title with its leases and working interests:  Storm Cat does not obtain title insurance or other guaranty or warranty of good title with its gas leases and well working interests. Title insurance is not available for subsurface leases. Accordingly, third parties may assert claims against the Company’s legal entitlement to the gas leases and working interests being acquired, irrespective of the Company’s leases and working well interests. In order to alleviate this risk, Storm Cat requires a title search and title opinion on all leases prior to drilling. There is no assurance, however, that all title defects will be cured prior to drilling.

Risks Related to Storm Cat’s Common Shares

U.S. Investors may have difficulty effecting service of process against some of Storm Cat’s Canadian directors:  Storm Cat is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it may be difficult for United States investors to effect service of process in the United States upon its directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Storm Cat predicated solely upon such civil liabilities.

Storm Cat was previously a “Foreign Private Issuer” and exempt from the Section 16 and the Proxy Rules of Section 14 of the Securities Exchange Act of 1934:  On June 30, 2006, the Company became a U.S. issuer under the U.S. federal securities laws.  As such, it is subject to certain regulation under U.S. securities laws, such as Section 16 and the Proxy Rules of Section 14 of the Exchange Act. Prior to June 30, 2006, as a foreign private issuer, Storm Cat filed its Annual Report on Form 20-F and reported its current events, including the dissemination of proxy materials and information regarding its annual meeting of shareholders, on Form 6-K.

Storm Cat is subject to the Continued Listing Criteria of the AMEX and the TSX:  Storm Cat’s common shares are listed on AMEX and the TSX.

In order to maintain its listing on AMEX, Storm Cat must maintain certain share prices, financial and distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to objective standards, AMEX may delist the securities of any issuer if in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on AMEX inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with AMEX’s listing requirements; if an issuer’s common shares sell at what AMEX considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by AMEX; or if any other event shall occur or any condition shall exist which makes further dealings with AMEX, in its opinion, unadvisable.

Similarly, if the Company fails to meet any of the continued listing criteria of the TSX or is not in compliance with all TSX requirements applicable to listed companies, including TSX rules, policies, rulings and procedural requirements and any additions or amendments which may be made thereto from time to time, the TSX may delist the Company’s securities.  Without limiting the generality of the foregoing, the TSX requires that Storm Cat: (i) not issue any securities without the prior consent of the TSX; (ii) not undergo a material change in its business or affairs without the prior consent of the TSX; (iii) file copies of all written correspondence sent to holders of its listed securities with the TSX; (iv) not change the provisions attaching to any warrants, rights or other out standing securities without the prior consent of the TSX; (v) pay all applicable TSX fees; and (vi) file, at any time upon demand, such other information or documentation concerning the Company’s business and affairs as the TSX may reasonably require.

The TSX has the right, at any time, to halt or suspend trading in any of listed securities with or without notice and with or without giving any reason for such action, or to delist such securities, provided that the TSX will not delist the securities without providing the Company with an opportunity to be heard.

If AMEX or the TSX delists Storm Cat’s common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for its securities, decreased analyst coverage of its securities, and an inability for the Company to obtain additional financing to fund operations.

Storm Cat’s common shares are traded on more than one market and this may result in price variations:  Storm Cat’s common shares are traded on AMEX and on the TSX. Trading in the Company’s common shares on these markets is effected in different currencies (U.S. dollars on AMEX and Canadian dollars on the TSX) and at different times, as the result of different time zones, different trading days and different public holidays in the United States and Canada. Consequently, the trading prices of Storm Cat’s common shares on these two markets often differ, resulting from the factors described herein as well as differences in exchange rates and from political events and economic conditions in the United States and Canada. Any decrease in the trading price of the Company’s common shares on one of these markets could cause a decrease in the trading price of its common shares on the other market.

Storm Cat’s share price has fluctuated and could continue to fluctuate significantly:  The market price for Storm Cat’s common shares, as well as the price of shares of other energy companies, has been volatile. Numerous factors, many of which are beyond the Company’s control, may cause the market price of its common shares to fluctuate significantly, such as:

•	Fluctuations in the Company’s quarterly revenues and earnings and those of its publicly held competitors;

•	Shortfalls in operating results from levels forecast by securities analysts;

•	Announcements concerning the Company or its competitors;

•	Changes in pricing policies by the Company or its competitors;

•	General market conditions and changes in market conditions in the industry; and

•	The general state of the securities market.

In addition, trading in shares of companies listed on AMEX and the TSX, generally, and trading in shares of energy companies, specifically, has experienced price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress the Company’s share price, regardless of actual operating results. In addition, if Storm Cat issues additional shares in financings or acquisitions, its shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for the Company’s common shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities legislation:

i.	any statements contained herein or therein regarding the prospects for our business or any of our services;
ii.	any statements preceded by, followed by or that include the words “may,” “will,” “seeks,” “believes,” “expects,” “anticipates,” “intends,” “continues,” “estimates,” “plans” or similar expressions; and
iii.	other statements contained herein or therein regarding matters that are not historical facts.

Forward-looking statements in this prospectus and our filings with the SEC include, without limitation, statements regarding:

•	financial position;
•	business strategy;
•	budgets;
•	amount, nature and timing of capital expenditures;
•	drilling of wells;
•	potential reserves;
•	timing and amount of future production of natural gas and oil;
•	operating costs and other expenditures;
•	future net revenues from production and estimates of potential oil and gas reserves;
•	cash flow and anticipated liquidity; and
•	prospect development and property acquisitions.

Our business and results of operations are subject to risks and uncertainties, many of which are beyond our ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date thereof.  In addition to the specific risk factors described in the section entitled “Risk Factors,” important factors that could cause actual results to differ materially from our expectations and may affect our operations, revenues or the common shares, include, but are not limited to:

•	the effects of competition;

•	risks associated with oil and gas exploration;

•	operational hazards;

•	availability and cost of material and equipment;

•	availability of take away capacity of pipelines, processing equipment and compression;

•	availability of capital and unexpected substantial variances in capital requirements;

•	uncertainty of reserve estimates and timing of development expenditures;

•	the impact of petroleum and natural gas price fluctuations;

•	our ability to find, acquire, market, develop and produce new properties;

•	the threat of terrorist attacks or war;

•	the impact of current and future laws and governmental regulations;

•	climactic conditions;

•	liability for environmental claims;

•	the impact of the departure of any key officers; and

•	general economic, market or business conditions.

We do not intend to update these forward-looking statements except as required by law.

USE OF PROCEEDS

The proceeds from the sale of the common shares offered pursuant to this prospectus are solely for the account of the selling shareholders.  Accordingly, we will not receive any proceeds from the sale of the common shares offered by this prospectus.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

DESCRIPTION OF OUR COMMON SHARES

      For a full description of our common shares, please see the documents identified in the section “Incorporation by Reference” in this prospectus.  As of the date of this prospectus, we are authorized to issue an unlimited number of common shares.  As of January 23, 2008, we had 81,087,320 issued and outstanding common shares, and had reserved an additional (1) 2,126,582 common shares for issuance upon exercise of outstanding warrants, (2) 4,783,333 common shares for issuance under our Amended and Restated Option Share Plan, (3) 100,000 common shares for issuance under our Restricted Share Unit Plan, (4) 15,841,880 common shares for issuance upon conversion of our Series A Notes, and (5) 27,059,829 common shares for issuance upon conversion of our Series B Notes.  Each common share is entitled to one vote in the election of directors and other matters.

The Series A Note Purchase Agreement, dated as of January 19, 2007, by and among us and the investors set forth therein and the Series B Note Purchase Agreement, dated as of January 19, 2007, by and among us and the investors set forth therein grants such investors certain preemptive rights to purchase additional equity.  No other shareholders have pre-emptive purchase rights.  We have only one class of shares issued, the common shares.  We have authorized, but not issued, preferred shares.

Our common shares are issued in registered form, and our transfer agent is Computershare Investor Services, Inc., 510 Burrard Street, Third Floor, Vancouver, British Columbia, Canada, V6C 3B9.

DESCRIPTION OF SERIES A NOTES AND SERIES B NOTES PRIVATE PLACEMENTS

On January 30, 2007, we issued $18.5 million aggregate principal amount of the Series A Notes.  The Series A Notes are convertible into 15,841,880 common shares (based upon the $1.17 conversion price, which is subject to adjustment as described below).  On the date of the issuance of the Series A Notes, January 30, 2007, the last sale price of our common shares as reported on the AMEX was $0.89 per share and the last sale price of our common shares on the TSX was CDN$1.04 per share.  The total market value of the common shares underlying the Series A Notes as of January 30, 2007 was approximately $14.1 million based on the last sale price on the AMEX or approximately CDN$16.5 based on the last sale price on the TSX. On January 29, 2007, there were 80,479,820 common shares issued and outstanding, 64,314,844 of which were held by persons other than any of the selling shareholders, any of our affiliates or any affiliate of any of the selling shareholders.  The principal terms of the Series A Notes are described below.

On March 30, 2007, we issued approximately $31.7 million aggregate principal amount of the Series B Notes.  The Series B Notes are convertible into 27,059,829 common shares (based upon the $1.17 conversion price, which is subject to adjustment as described below).  On the date of the issuance of the Series B Notes, March 30, 2007, the last sale price of our common shares as reported on the AMEX was $0.93 per share and the last sale price of our common shares on the TSX was CDN$1.07 per share.  The total market value of the common shares underlying the Series B Notes as of March 30, 2007 was approximately $25.2 million based on the last sale price on the AMEX or approximately CDN$28.9 based on the last sale price on the TSX.  On March 29, 2007, there were 80,939,820 common shares issued and outstanding, 64,314,844 of which were held by persons other than any of the selling shareholders, any of our affiliates or any affiliate of any of the selling shareholders.  The principal terms of the Series B Notes are as follows.

Conversion

The Series A Notes and the Series B Notes may, at the option of the holder, be converted into our common shares at any time.  We may force the conversion of the Series A Notes at any time after July 30, 2008 that our common shares trade above $2.05, as may be adjusted, for 20 days within a period of 30 consecutive trading days.  We may force the conversion of the Series B Notes at any time after September 30, 2008 that our common shares trade above $2.05, as may be adjusted, for 20 days within a period of 30 consecutive trading days.  The conversion price for the Series A Notes and the Series B Notes is $1.17, subject to certain adjustments for stock dividends, stock splits or similar transactions. The conversion price also is subject to certain anti-dilution adjustments.  Based upon the $1.17 conversion price, the Series A Notes are convertible into 15,841,880 common shares and the Series B Notes are convertible into 27,059,829 common shares.

Change of Control Repayment Right

Following a change of control (as defined in the Series A Note Purchase Agreement and the Series B Note Purchase Agreement, as applicable) the holders of the Series A Notes and the holders of the Series B Notes may require us to redeem the Series A Notes and/or the Series B Notes, as applicable, at a price equal to a minimum of 110% of the principal amount plus accrued and unpaid interest.  This price may be higher depending on the timing of the change of control and the consideration received in connection with the change of control.  As defined in the Series A Note Purchase Agreement and the Series B Note Purchase Agreement, as applicable, changes of control generally include (1) a consolidation or merger with or into another person (other than pursuant to a migratory merger solely for the purpose of changing jurisdictions), (2) a sale, assignment, transfer, conveyance or other disposition of all our property or assets to another person, (3) being the subject of a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of common stock, and (4) the consummation of a stock purchase agreement or other business combination with another person whereby such person acquires more than 50% of the outstanding shares of common stock.

Interest

The Series A Notes and the Series B Notes bear interest at a rate of 9 ¼% per annum. Interest began accruing on the Series A Notes on January 30, 2007 and on the Series B Notes on March 30, 2007.  Interest on the Series A Notes and the Series B Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 15 of each year, beginning on June 30, 2007.

If we fail to make any payment of the principal amount of, or interest on, any of the Series A Notes and/or the Series B Notes, as applicable, when due, the unpaid amount will bear interest at a rate of 12% per annum from the date such amount was due until the date it is paid.  If an event of default (as defined in the Series A Note Purchase Agreement and the Series B Note Purchase Agreement, as applicable) has occurred and is continuing, the unpaid amount will bear interest at a rate of 12% per annum.

Events of Default

Events of default under the terms of the Series A Notes and the Series B Notes include:

•	failure to pay to a holder any amount of principal or interest within 30 days of being due under the Series A Notes or the Series B Notes, as applicable;

•	any acceleration prior to maturity of any of our indebtedness, which indebtedness so accelerated is equal to or greater than $500,000;

•	certain bankruptcy or insolvency events;

•	the rendering against us of a final judgment for the payment of money aggregating in excess of $500,000, which are not, within 60 days, discharged;

•
failure to deliver a change of control notice as required by the Series A Note Purchase Agreement or the Series B Note Purchase Agreement, as applicable, within 10 trading days of the consummation of the change of control; and

•
a breach of any covenant or agreement in the Series A Notes or the Series B Notes, as applicable, or the Series A Note Purchase Agreement or the Series B Note Purchase Agreement, as applicable, or subordination agreement and registration rights agreement related to the convertible notes.

Following an event of default, each holder of the Series A Notes and each holder of the Series B Notes, as applicable, has the option to require us to redeem all or a portion of such holder’s Series A Notes or Series B Notes, as applicable, at a redemption price equal to a minimum of 110% of the principal amount of the Series A Notes or the Series B Notes, as applicable, and any unpaid interest or other payments due on the Series A Notes or the Series B Notes, as applicable.  The redemption price may be higher depending on the trading price of our common shares at the time of the redemption.

Registration Rights

As part of the private placements of the Series A Notes and the Series B Notes, we entered into a registration rights agreement with the selling shareholders and certain other purchasers of the Series A Notes and the Series B Notes requiring us to file with the SEC a registration statement covering the common shares issuable upon conversion of the Series A Notes and the Series B Notes. Generally, pursuant to the registration rights agreement, if a registration statement is not filed within 30 days of the closing of the Series A Notes private placement or the Series B Notes private placement, as applicable, or is not declared effective within 90 days, or later in certain specified circumstances, of the closing of the Series A Notes private placement or the Series B Notes private placement, as applicable, then we will be liable to make pro rata payments to each selling shareholder and the other purchasers in an amount equal to 1.0% of the aggregate amount invested by such selling shareholder and each other purchaser for each 30-day period or pro rata for any portion thereof following such deadlines, but not to exceed 10% of such aggregate amount invested.  Payments to the holders of the Series A Notes and/or Series B Notes, as applicable, for failure to meet a deadline in the registration rights agreement are payable in cash, our common shares or a combination of cash and our common shares.  In addition, we have agreed with the selling shareholders and the other purchasers to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, and (2) the date on which the shares (other than shares held by our affiliates) may be sold pursuant to Rule 144(k) of the Securities Act.

On June 29, 2007, the Company filed an amended S-1 registration statement for 12,679,486 shares underlying the conversion of the Series A Notes and 8,241,106 shares underlying the conversion of the Series B Notes.  The registration statement went effective on June 29, 2007.  This registration statement did not include all of the common shares that are issuable upon conversion of the Series A Notes and the Series B Notes.  The Company was required to file an additional S-1 registration statement to register the remaining common shares issuable upon conversion of the Series A Notes and the Series B Notes and is filing this S-1 registration statement to satisfy this requirement.  The common shares remaining to be registered under the Series A Notes total 3,162,394 and under the Series B Notes total 18,818,723.  The Company has 150 days from the date of filing the additional registration statement to have the registration statement declared effective or pay liquidated damages in the amount of 1.0% of the aggregate purchase price per month ($257,179) to a maximum of 10.0% of the aggregate purchase price ($2,571,791).  Liquidated damages can, at the option of the Company, be paid in cash or in fully paid and non-assessable common shares if all equity conditions outlined in the Form S-1 registration statement are met.

Although each purchaser of the Series A Notes and the Series B Notes is entitled to the same registration rights pursuant to the registration rights agreement, certain of the purchasers of the Series A Notes and the Series B Notes, that are also our affiliates, have agreed not to be included in this registration statement.  However, we are still contractually obligated to register the common shares underlying the Series A Notes and the Series B Notes held by these affiliates.  This registration statement and a previously filed registration statement cover 15,841,880 common shares of the 15,841,880 common shares that are issuable upon conversion of the Series A Notes.   In addition, we are contractually obligated to register all of the common shares issuable upon conversion of the Series B Notes.  This registration statement and a previously filed registration statement cover 26,961,538 common shares of the 27,059,829 common shares that are issuable upon conversion of the Series B Notes.  Therefore, we will still be contractually obligated to register an additional 98,291 common shares issuable upon conversion of the Series B Notes.  We intend to file additional registration statements covering these common shares over the next 12 months.  We may be required to make payments for liquidated damages if we miss deadlines relating to these future registration statements.

Payments

In connection with the Series A Notes and the Series B Notes, and in addition to the aggregate principal amount of the Series A Notes and the Series B Notes due at maturity, or earlier in accordance with the terms of the Series A Notes and the Series B Notes, we are or may be required to make the following payments to the selling shareholders.

	Series A Notes			Series B Notes
Payee	Approximate Amount of Quarterly Interest Payments (1)	Liquidated Damages (2)	Change of Control Premium (3) and Redemption Payment upon Event of Default (4)	Approximate Amount of Quarterly Interest Payments (5)	Liquidated Damages (6)	Change of Control Premium (7) and Redemption Payment upon Event of Default (8)
Crestview Capital Master, LLC	$22,000	$9,200	$92,000	$26,000	$10,800	$108,000
LBPB Nominees Ltd. (for the benefit of GLG North American Opportunity Funds)	$109,000	$46,000	$460,000	$128,000	$54,000	$540,000
Capital Ventures International	$11,000	$4,600	$46,000	$13,000	$5,400	$54,000
Iroquois Master Fund Ltd.	$11,000	$4,600	$46,000	$13,000	$5,400	$54,000
Kellogg Capital Group LLC	$22,000	$9,200	$92,000	$26,000	$10,800	$108,000
William Herbert Hunt Trust	$54,000	$23,000	$230,000	$64,000	$27,000	$270,000
Sandelman Partners Multi-Strategy Master Fund, Ltd.	$33,000	$13,800	$138,000	$38,000	$16,200	$162,000
Summit Capital Partners, LP	$11,000	$4,600	$46,000	$13,000	$5,400	$54,000
Wolverine Convertible Arbitrage Funds Trading Limited	$22,000	$9,320	$93,200	$26,000	$10,940	$109,400
GPC LX, LLC	$2,000	$1,030	$10,300	$3,000	$1,210	$12,100
UBS AG Canada Branch	$54,000	$23,000	$230,000	$64,000	$27,000	$270,000
Small Ventures USA, LP	$0	$0	$0	$12,000	$5,000	$50,000
Guy O. Dove III	$0	$0	$0	$12,000	$5,000	$50,000
Investor Company and the Nesbitt Burns ITF Millennium Partners LP on behalf of Trapeze Asset Management Inc.	$69,000	$29,700	$297,000	$198,000	$83,940	$839,400
Investor Company and Band and Co. on behalf of Trapeze Capital Corp.	$17,000	$7,300	$73,000	$111,000	$47,060	$470,600
J. Scott Zimmerman	$0	$0	$0	$231	$300	$3,000
Total	$437,000	$185,350	$1,853,500	$747,231	$315,450	$3,154,500

(1)  These amounts assume that all payments are made when due and there is no event of default.  The first quarterly interest payment was due on June 30, 2007.  This payment was larger for each investor because it covered the period beginning January 30, 2007 through March 31, 2007, in addition to the interest accrued during the second quarter.  All payments must be made by certified or bank cashier’s check of wire transfer or immediately available funds at least five business days before the date the payment is to be made.

(2)  We will be required to pay liquidated damages equal to 1% of the aggregate purchase price of each Series A Note (a) for each 30 day period that we fail to replace a common share certificate with a restrictive legend with common share certificate without such restrictive legend within three business days of the investor presenting the required documentation to our transfer agent, and (b) on the day of the filing delay or deficiency and every thirtieth day after, if a registration statement is not filed by the filing deadline or not declared effective by the SEC by the effectiveness deadline or maintained as required, all as set forth in the registration rights agreement (the aggregate liquidated damages may not exceed 10% of the aggregate purchase price of the Series A Notes).

(3)  These amounts represent the minimum amount payable if holders of the Series A Notes request repayment upon a change of control.  These amounts assume that the change of control occurs after January 30, 2009 and does not take into account the alternate calculation of the repayment price based upon the aggregate consideration received in the change of control transaction.  These amounts also assume there is no unpaid interest at the time of the change of control.  These amounts, in addition to the face value of the Series A Note, must be paid to the holders of the Series A Notes that request such repayment upon a change of control.

(4)  These amounts represent the minimum amount payable if holders of the Series A Notes request redemption of the Series A Notes upon an event of default.  These amounts assume there is no unpaid interest or other payments due at the time of the event of default.  These amounts may be higher depending on the trading price of our common shares at the time of the redemption.  These amounts, in addition to the face value of the Series A Note, must be paid to the holders of the Series A Notes that request such redemption upon an event of default.

(5)  These amounts assume that all payments are made when due and there is no event of default.  The first quarterly interest payment was due on June 30, 2007.  All payments must be made by certified or bank cashier’s check of wire transfer or immediately available funds at least five business days before the date the payment is to be made.

(6)  We will be required to pay liquidated damages equal to 1% of the aggregate purchase price of each Series B Note (a) for each 30 day period that we fail to replace a common share certificate with a restrictive legend with common share certificate without such restrictive legend within three business days of the investor presenting the required documentation to our transfer agent, and (b) on the day of the filing delay or deficiency and every thirtieth day after, if a registration statement is not filed by the filing deadline or not declared effective by the SEC by the effectiveness deadline or maintained as required, all as set forth in the registration rights agreement (the aggregate liquidated damages may not exceed 10% of the aggregate purchase price of the Series B Notes).

(7)  These amounts represent the minimum amount payable if holders of the Series B Notes request repayment upon a change of control.  These amounts assume that the change of control occurs after March 30, 2009 and does not take into account the alternate calculation of the repayment price based upon the aggregate consideration received in the change of control transaction.  These amounts also assume there is no unpaid interest at the time of the change of control.  These amounts, in addition to the face value of the Series B Note, must be paid to the holders of the Series B Notes that request such repayment upon a change of control.

(8)  These amounts represent the minimum amount payable if holders of the Series B Notes request redemption of the Series B Notes upon an event of default.  These amounts assume there is no unpaid interest or other payments due at the time of the event of default.  These amounts may be higher depending on the trading price of our common shares at the time of the redemption.  These amounts, in addition to the face value of the Series B Note, must be paid to the holders of the Series B Notes that request such redemption upon an event of default.

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make all payments due and payable pursuant to the Series A Notes and the Series B Notes.

Proceeds From Private Placement of Series A Notes

In connection with the private placement of the Series A Notes we received gross proceeds of approximately $18.5 million and net proceeds after deducting the placement agent’s fees and offering expenses of approximately $17.3 million.  From the date of issuance of the Series A Notes through January 30, 2008, we will be required to make interest payments on the Series A Notes totaling approximately $1.7 million, assuming that none of the Series A Notes are converted prior to that date.  In addition, we may be required to make additional payments to the holders of the Series A Notes, as set forth in the table above, if (a) we fail to deliver certificates without a restrictive legend within the applicable deadline, (b) the registration statement is not declared effective by the deadline or maintained as required by the registration rights agreement, (c) there is a change of control, or (d) there is an event of default.

The following table sets forth the gross proceeds received from the private placement of the Series A Notes and calculates the net proceeds from the private placement of the Series A Notes after deduction of the payments pursuant to the  Series A Notes.  The net proceeds do not include the payment of any contingent payments, such as liquidated damages or repayment premiums in the case of default or a change in control.  The net proceeds represent approximately 45.6% of the gross proceeds.

Gross Proceeds	$18,535,000
Approximate Aggregate Interest Payments (1)	$8,858,000
Approximate Transaction Costs (including Placement Agents Fees)	$1,232,000
Net Proceeds	$8,445,000

(1) This amount assumes all payments are made when due and there is no event of default.  In addition, it assumes that none of the Series A Notes are converted or repaid prior to maturity.

Proceeds From Private Placement of Series B Notes

In connection with the private placement of the Series B Notes we received gross proceeds of approximately $31.7 million and net proceeds after deducting the placement agent’s fees and offering expenses of approximately $29.8 million.  From the date of issuance of the Series B Notes through March 31, 2008, we will be required to make interest payments on the Series B Notes totaling approximately $2.9 million, assuming that none of the Series B Notes are converted prior to this date.  In addition, we may be required to make additional payments to the holders of the Series B Notes, as set forth in the table above, if (a) we fail to deliver certificates without a restrictive legend within the applicable deadline, (b) the registration statement is not declared effective by the deadline or maintained as required by the registration rights agreement, (c) there is a change of control, or (d) there is an event of default.

The following table sets forth the gross proceeds received from the private placement of the Series B Notes and calculates the net proceeds from the private placement of the Series B Notes after deduction of the payments pursuant to the  Series B Notes.  The net proceeds do not include the payment of any contingent payments, such as liquidated damages or repayment premiums in the case of default or a change in control.  The net proceeds represent approximately 47.8% of the gross proceeds.

Gross Proceeds	$31,660,000
Approximate Aggregate Interest Payments (1)	$14,642,760
Approximate Transaction Costs (including Placement Agents Fees)	$1,910,000
Net Proceeds	$15,125,240

(1) This amount assumes all payments are made when due and there is no event of default.  In addition, it assumes that none of the Series B Notes are converted or repaid prior to maturity.

BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table shows information with respect to beneficial ownership of our common shares, as of January 23, 2008, for:

•	each of our directors and our executive officers listed in the summary compensation table provided below, who we refer to as our named executive officers;

•	all of our directors and executive officers as a group; and

•
each person known by us, including based upon our review of documents filed by them with the SEC in respect of the ownership of our common shares, to beneficially own five percent or more of either class of our common shares.

We have calculated the percentage of beneficial ownership based on 81,087,320 common shares and outstanding as of the close of business on January 23, 2008.

	Common Shares
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Directors
Michael O’Byrne (2)	351,047	*
Robert Penner (3)	237,500	*
Michael Wozniak (4)	197,500	*
Robert J. Clark (5)	524,848	*
Jon Whitney (6)	253,134	*
David Wight (7)	293,986	*
Joseph M. Brooker (8)	738,925	*
Executive Officers
Paul Wiesner (9)	459,912	*
Keith Knapstad (10)	353,333	*
All directors and executive officers as a group (9 persons)	3,410,185	4.05
Five Percent Shareholders
Trapeze Capital Corp. (11)	30,253,333	30.85
GLG North American Opportunity Fund (12)	8,457,009	9.54
Touradji Capital Management (13)	6,311,130	7.22
William Herbert Hunt Trust Estate (14)	4,273,504	5.01
UBS AG Canada Branch (15)	4,273,504	5.01

* Represents less than 1%.

(1)    Beneficial ownership is determined under the rules of the SEC and includes voting or investment power with respect to the securities.  Unless indicated by footnote, the address for each listed director and executive officer is 1125 17th Street, Suite 2310, Denver, Colorado 80202.  The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying warrants or options held by that person that are currently exercisable or are exercisable and any restricted share units that will vest within 60 days of January 23, 2008, but excludes common shares underlying warrants or options held by any other person.

(2) Includes 275,000 options to purchase common shares that are or will be exercisable as of March 23, 2008, and 8,547 common shares issuable upon the conversion of our Series B Notes.

(3) Includes 125,000 options to purchase common shares that are or will be exercisable as of March 23, 2008.

(4) Includes 125,000 options to purchase common shares that are or will be exercisable as of March 23, 2008.

(5) Includes 115,000 options to purchase common shares that are or will be exercisable as of March 23, 2008, and 42,735 common shares issuable upon the conversion of our Series B Notes.

(6) Includes 115,000 options to purchase common shares that are or will be exercisable as of March 23, 2008.

(7) Includes 115,000 options to purchase common shares that are or will be exercisable as of March 23, 2008, and 25,641 common shares issuable upon the conversion of our Series B Notes.

(8) Mr. Brooker is also the Chief Executive Officer of the Company.

(9) Includes 333,333 options to purchase common shares that are or will be exercisable as of March 23, 2008 and 21,368 common shares issuable upon the conversion of our Series B Notes.

(10) Includes 333,333 options to purchase common shares that are or will be exercisable as of March 23, 2008.

(11)  The 30,253,333 shares represent 13,767,776 common shares, 2,126,582 common shares issuable upon exercise of warrants and 3,162,394 common shares issuable upon the conversion of the Series A Notes and 11,196,581 common shares issuable upon the conversion of the Series B Notes.  Amounts shown are beneficially owned by Trapeze Asset Management Inc. and Trapeze Capital Corp. which are related entities and filed a Schedule 13D/A as a group along with 1346049 Ontario Limited and Randall Abramson.  The address for the group is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada  M4T 2S3.

(12)  The 8,457,009 shares represent 3,931,624 common shares issuable upon the conversion of the Series A  Notes and 4,615,385 common shares issuable upon the conversion of the Series B Notes.  The address for the group is 1 Curzon Street, London I1J 5HB, United Kingdom.

(13)  This information was derived from the Schedule 13G/A filed by Touradji Capital Management LP, Touradji Global Resources Master Fund, Ltd. and Paul Touradji with the SEC on February 14, 2007.  The 6,311,130 common shares represent 4,915,782 common shares and 1,395,348 shares issuable upon exercise of warrants.  The address for the group is 101 Park Avenue, 48th Floor, New York, NY 10178.

(14)  The 4,273,504 shares represent 1,965,812 common shares issuable upon the conversion of the Series A Notes and 2,307,692 common shares issuable upon the conversion of the Series B Notes.  The address for the shareholder is 1601 Elm Street, Suite 3400, Dallas, TX 75201.

(15)  The 4,273,504 shares represent 1,965,812 common shares issuable upon the conversion of the Series A Notes and 2,307,692 common shares issuable upon the conversion of the Series B Notes.  The address for the shareholder is 161 Bay Street, Suite 4100, P.O. Box 617, Toronto, Ontario, Canada  M5J 2S1.

PRICE HISTORY OF THE SHARES

Our common shares are traded on the AMEX under the symbol “SCU” and the TSX under the symbol “SME.”  The following tables set forth, for each of the quarterly periods indicated, the range of high and low sales prices on the AMEX and the TSX.

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years on the Toronto Stock Exchange ($ CDN)†
Quarter Ended	High	Low
December 31, 2007	$0.74	$0.46
September 30, 2007	$1.21	$0.64
June 30, 2007	$1.34	$0.81
March 31, 2007	$1.39	$0.76
December 31, 2006	$2.04	$1.35
September 30, 2006	$2.60	$1.50
June 30, 2006	$3.41	$2.11
March 31, 2006	$3.86	$2.85
December 31, 2005	$4.36	$2.40
Quarterly High and Low Market Price for the Two Most Recent Fiscal Years on the American Stock Exchange ($ U.S.)†
Quarter Ended	High	Low
December 31, 2007	$0.77	$0.41
September 30, 2007	$1.16	$0.65
June 30, 2007	$1.19	$0.75
March 31, 2007	$1.40	$0.70
December 31, 2006	$1.82	$1.16
September 30, 2006	$2.50	$1.34
June 30, 2006	$3.00	$1.85
March 31, 2006	$3.37	$2.38
December 31, 2005	$3.75	$2.01

† We completed a two-for-one forward share split on March 31, 2005.  All share prices have been adjusted for the share split effective March 31, 2005.

On January 23, 2008, the last sale price of our common shares as reported on the AMEX was $0.72 per share and the last sale price of our common shares as reported on the TSX was CDN$0.75 per share. On January 23, 2008, the number of our common shareholders of record was 58.

THE SELLING SHAREHOLDERS

We initially issued the common shares to the selling shareholders, as initial purchasers in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  We have agreed to include in this registration statement the common shares issuable upon the conversion of the Series A Notes and the Series B Notes.

The selling shareholders, including their transferees, pledges, donees or other successors, may from time to time offer and sell pursuant to this prospectus any or all of the common shares issuable upon conversion of the Series A Notes and the Series B Notes.  Any selling shareholder may also elect not to sell any common shares issuable upon conversion of the Series A Notes and the Series B Notes held by it.  Only common shares issuable upon conversion of the Series A Notes and the Series B Notes listed below or in any prospectus supplement hereto may be offered for resale by the selling shareholders pursuant to this prospectus.

Except as otherwise noted below, none of the selling shareholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities. In addition, except as described below, none of the selling shareholders have participated in prior securities transactions with the Company.  Prior to purchasing the Series A Notes and the Series B Notes, Trapeze Capital Corp. and Trapeze Asset Management Inc. (collectively, “Trapeze”), held 13,767,776 common shares representing approximately 16.98% of our outstanding shares, plus2,126,582 common share purchase warrants, each exercisable to purchase one common share at a price of CDN$1.90 per share.  On September 27, 2006, we issued 7,594,937 common share units, which consisted of 7,594,937 common shares and 2,126,582 common share purchase warrants, and 6,172,839 flow-through shares to Trapeze, the only investor in this private placement (the "Trapeze Transaction").  The following table provides certain information relating to the Trapeze Transaction.  Percentages reflect actual outstanding common shares as the outstanding common shares were not adjusted to include common share or common share equivalents ("CSEs") issuable pursuant to the transaction.

	Common Shares	Common Share Warrants(1)	Flow-Through Common Shares	Total Common Shares and CSEs
Common shares and CSEs issued to Trapeze in transaction	7,594,937	2,126,582	6,172,839	15,894,358
Common shares outstanding prior to transaction	66,635,794	66,635,794	66,635,794	66,635,794
Public float prior to the transaction (2)	65,010,044	65,010,044	65,010,044	65,010,044
Percentage of public float issuable in the transaction	11.68%	3.27%	9.50%	24.45%
Price paid by Trapeze	CDN$1.58 (3)		CDN$1.80	--
Exercise Price	--	CDN$1.90	--	--
Market price per common share immediately prior to transaction	CDN$1.57 (4)	--	--	--
Current market price per common share	CDN$0.60 (5)	--	--	--

(1) Each common share warrant is exercisable through February 27, 2008 at an exercise price of CDN$1.90 per share.
(2) Common shares outstanding prior to the transaction that were not held by Trapeze, any of Trapeze’s affiliates or any of the Company’s affiliates.
(3) These common shares and common share warrants were sold together as a common share unit.  Each unit consisted of one common share and approximately 0.28 of a common share warrant that is exercisable through February 27, 2008 at an exercise price of CDN$1.90 per share. The price was CDN$1.58 per unit.
(4) On September 26, 2006, the last sale price of our common shares as reported on the Toronto Stock Exchange was CDN$1.57 per share and the last sale price as reported on the American Stock Exchange was $1.40 per share.
(5) On December 12, 2007, the last sale price of our common shares as reported on the Toronto Stock Exchange was CDN$0.59 per share and the last sale price as reported on the American Stock Exchange was $0.59 per share.

On October 25, 2005, we issued 5,092,328 common shares and 1,527,696 common share warrants to 23 investors, including Capital Ventures International and Iroquois Master Fund Ltd. (the “October 2005 Transaction”).  The following table provides certain information relating to Capital Ventures International’s and Iroquois Master Fund Ltd.’s investments in the October 2005 Transaction. Percentages reflect actual outstanding common shares as the outstanding common shares were not adjusted to include common share or common share equivalents (“CSEs”) issuable pursuant to the transaction.

	Common Shares	Common Share Warrants (1)	Total Common Shares and CSEs
Common shares and CSEs issued in transaction	5,092,328	1,527,696	6,620,024
Common shares outstanding prior to transaction	55,150,493	55,150,493	55,150,493
Public float prior to the transaction (2)	51,140,245	51,140,245	51,140,245
Percentage of public float issuable in the transaction	9.96%	2.99%	12.94%

Common shares and CSEs issued to selling shareholders:
Capital Ventures International	697,674	209,302	906,949
Percentage of transaction	13.70%	13.70%	13.70%
Percentage of public float	1.36%	0.41%	1.77%
Iroquois Master Fund Ltd.	116,279	34,883	151,162
Percentage of transaction	2.28%	2.28%	2.28%
Percentage of public float	0.20%	0.07%	0.30%

Price paid by selling shareholders	$2.52	--	--
Exercise Price	--	$2.52	--
Market price per common share immediately prior to transaction	$2.17 (3)	--	--
Current market price per common share	$0.59 (4)	--	--

(1) Each common share warrant was exercisable until October 25, 2007 at an exercise price of $2.52 per share.  None of the warrants were exercised.
(2) Common shares outstanding prior to the transaction that were not held by either of the selling shareholders, any of the selling shareholders’ affiliates or any of the Company’s affiliates.
(3) On October 24, 2005, the last sale price of our common shares as reported on the Toronto Stock Exchange was CDN$2.59 per share and the last sale price as reported on the American Stock Exchange was $2.17 per share.
(4) On December 12, 2007, the last sale price of our common shares as reported on the Toronto Stock Exchange was CDN$0.59 per share and the last sale price as reported on the American Stock Exchange was $0.59 per share.

One of our selling shareholders, J. Scott Zimmerman was formerly the Company’s President and Chief Executive Officer and a member of the Company’s board of directors.  Mr. Zimmerman resigned as the President and Chief Executive Officer effective as of April 9, 2007.  As a director and officer of the Company, Mr. Zimmerman received equity based compensation as disclosed in the Company’s annual proxy statements and Section 16 filings.  In addition, Mr. Zimmerman acquired common shares in the open market and participated in private placements.

On January 30, 2007, Trapeze purchased Series A Notes in an aggregate principal amount of $3.7 million, which, upon conversion at $1.17 per share would result in the issuance of 3,162,394 common shares (subject to adjustment in accordance with the terms of the Series A Notes).  On January 31, 2007, on a fully-converted basis these Trapeze entities held  approximately 22% of our issued and outstanding voting shares. On March 30, 2007, Trapeze purchased Series B Notes in an aggregate principal amount of $13.1 million, which, upon conversion at $1.17 per share would result in the issuance of 11,196,581 common shares (subject to adjustment in accordance with the terms of the Series B Notes).  For additional information on these private placements see “Description of Series A Notes and Series B Notes Private Placements” on page 11. As of December 13, 2007, on a fully converted basis, these Trapeze entities held approximately 31% of our issued and outstanding voting shares.

Kellogg Capital Group LLC is a member of the National Association of Securities Dealers Regulation, Inc. Crestview Capital Master, LLC, GPC LX, LLC, Capital Ventures International and UBS AG Canada Branch are the only selling shareholders who are affiliated with a registered broker-dealer.  Kellogg Capital Group, LLC is a registered "broker-dealer", and, accordingly, is deemed to be an underwriter.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, and (2) the date on which the shares (other than shares held by our Affiliates) may be sold pursuant to Rule 144(k) of the Securities Act.

The following table is prepared based on information supplied to us by the selling shareholders.  Although we have assumed for purposes of the table below that the selling shareholders will sell all of the shares offered by this prospectus, because the selling shareholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling shareholders or that will be held by the selling shareholders after completion of the resales.  In addition, the selling shareholders may have sold, transferred or otherwise disposed of the Series A or Series B Notes in transactions exempt from the registration requirements of the Securities Act, since the date the selling shareholders provided the information regarding their securities holdings.  Information concerning the selling shareholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.  Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.  Pursuant to the purchase agreements pursuant to which the conversion of the Series A and Series B Notes were sold, each of the selling shareholders warranted and covenanted to us that the selling shareholder purchased the conversion of the Series A and Series B Notes in the ordinary course of business and did not have, directly or indirectly, any intention of distributing any of the conversion of the Series A or Series B Notes or the common shares issuable upon conversion of the conversion of the Series A or Series B Notes or any agreement, arrangement or understanding with any other persons regarding the distribution of the common shares.

The common shares offered by this prospectus may be offered from time to time by the persons or entities named below:

	Shares Beneficially Owned Prior to the Offering (1)						Shares Beneficially Owned After the Offering (3)
Name of Selling Shareholder	Number	Number of Shares Underlying Series A Notes	Number of Shares Underlying Series B Notes	Number of Shares Underlying Warrants	Percent (2)	Number of Shares Offered	Number	Number of Shares Underlying Series A Notes	Number of Shares Underlying Series B Notes	Number of Shares Underlying Warrants	Percent (2)
Crestview Capital Master, LLC(4) 95 Revere Drive, Suite A Northbrook, IL 60062	0	786,325	923,077	0	2.06%	439,754	0	786,325	483,323	0	1.54%
LBPB Nominees Ltd. (for the benefit of GLG North American Opportunity Fund, L.P.)(5) c/o GLG Parnters, L.P. One Curzon Street London W1J 5HB United Kingdom	0	3,931,624	4,615,385	0	9.54%	2,198,769	0	3,931,624	2,416,616	0	6.26%
Capital Ventures International(6) c/o Heights Capital Management 101 California, Suite 3250 San Francisco, CA 94111	0	393,162	461,539	0	1.04%	219,877	0	393,162	241,662	0	*
Iroquois Master Fund Ltd.(7) 641 Lexington Avenue 26th Floor New York, NY 10022	0	393,162	461,539	0	1.04%	219,877	0	393,162	241,662	0	*
Kellogg Capital Group LLC(8) 55 Broadway 4th Floor New York, NY 10006	481,700	786,325	923,077	0	2.65%	439,754	481,700	786,325	483,323	0	2.13%
William Herbert Hunt Trust Estate(9) 1601 Elm Street Suite 3400 Dallas, Texas 75201	0	1,965,812	2,307,692	0	5.01%	1,099,384	0	1,965,812	1,208,308	0	3.77%
Sandelman Partners Multi-Strategy Master Fund, Ltd.(10) c/o Sandelman Partners LP 500 Park Avenue New York, NY 10022	0	1,179,487	1,384,615	0	3.07%	659,631	0	1,179,487	724,984	0	2.29%
Summit Capital Partners, LP(11) 600 University Street Suite 2304 Seattle, WA 98101	213,500	393,162	461,538	0	1.30%	219,877	213,500	393,162	241,661	0	1.04%
Wolverine Convertible Arbitrage Funds Trading Limited(12) 175 West Jackson #208 Chicago, IL 60604	0	796,581	935,043	0	2.09%	445,454	0	796,581	489,589	0	1.56%
GPC LX, LLC(13) c/o Guggenheim Advisors, LLC 135 East 57th Street 11th Floor New York, NY 10022	0	88,034	103,419	0	*	49,269	0	88,034	54,150	0	*
UBS AG Canada Branch(14) 161 Bay Street Suite 4100 P.O. Box 617 Toronto, ON M5J 2S1 Canada	0	1,965,812	2,307,692	0	5.01%	1,099,384	0	1,965,812	1,208,308	0	3.77%
Small Ventures USA, LP(15) 5161 San Felipe Suite 320 Houston, TX 77056	0	0	427,350	0	*	203,590	0	0	223,760	0	*
Guy O. Dove, III P.O. Box 796 Middleburg, VA 20118	30,000	0	427,350	0	*	203,590	30,000	0	223,760	0	*
Investor Company(16) c/o TD Waterhouse Canada Inc. 22 St. Clair Ave East 18th Floor Toronto, ON M4T 2S3 Canada	9,417,737	2,538,462	5,942,735	1,677,322	21.45%	8,481,197	9,417,737	0	0	1,677,322	21.45%
Nesbitt Burns ITF Millennium Partners LP(16) 1 First Canadian Place 35th Floor Toronto, ON M5X 1HS Canada	0	0	1,231,624	0	1.50%	1,231,624	0	0	0	0	*
Investor Company(17) c/o TD Waterhouse Canada Inc. 22 St. Clair Ave East 18th Floor Toronto, ON M4T 2S3 Canada	4,350,039	623,932	4,008,547	449,260	10.95%	4,632,479	4,350,039	0	0	449,260	5.89%

Band & Co. (17) c/o US Bank NA 1555 N. Rivercenter Dr. Suite 302 – Physicals Milwaukee, WI 53212	0	0	13,675	0	*	13,675	0	0	0	0	*
J. Scott Zimmerman 1550 Larimer Street, No. 265 Denver, CO 80202	1,340,500	0	25,641	27,500	1.72%	25,641	1,340,500	0	0	27,500	1.69%

*  Indicates less than 1%

(1)	Beneficial ownership is determined under the rules of the SEC and includes voting or investment power with respect to the securities.
(2)
Percentages are based on there being 81,087,320 issued and outstanding common shares. The number of common shares outstanding used in calculating the percentage for each listed selling shareholder includes the common shares underlying warrants, options, the Series A Notes and/or the Series B Notes held by that person, but excludes common shares underlying warrants, options, the Series A Notes or the Series B Notes held by any other person.

(3)	Assumes all of the common shares registered are sold.
(4)	Stewart R. Flink, Robert Hoyt and Daniel T. Warsh have investment power and voting control over these securities. Crestview Capital Master, LLC is an affiliate of a registered broker-dealer.
(5)
GLG Partners, L.P., which serves as the investment manager to GLG North American Opportunity Fund, may be deemed to be the beneficial owner of all shares owned by the GLG North American Opportunity Fund. Each of Noam Gottesman, Emmanuel Roman, and Pierre Lagrange, who are Managing Directors of the general partner of GLG Partners, L.P., have investment power and voting control over these securities, and may be deemed to be the beneficial owner of all shares owned by the GLG North American Opportunity Fund. Each of GLG Partners, L.P., the general partner and Messrs. Gottesman, Roman and Lagrange disclaim any beneficial ownership of any such shares, except for their pecuniary interest therein.

(6)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by Capital Ventures International. Mr. Kobinger disclaims any such beneficial ownership of the securities. Capital Ventures International is affiliated with one or more registered broker-dealers.

(7)	Joshua Silverman has investment power and voting control over these securities. Mr. Silverman disclaims beneficial ownership of these securities.
(8)
Kellogg Capital Group LLC is a member of the National Association of Securities Dealers Regulation, Inc., and accordingly is deemed to be an underwriter.  Charles K. Kellogg and Nicholas Cappelleri have investment power and voting control over these securities.

(9)	J.W. Beavers, Jr., trustee of the shareholder has investment power and voting control over these securities.
(10)
Sandelman Partners, LP has investment power and voting control over these securities. Sandelman Partners, LP’s general partner is Sandelman Partners GP, LLC. Jonathan Sandelman is Sandelman Partners GP, LLC’s managing member and has investment power and voting control over these securities.

(11)	John Rudolf and Matt Rudolf have investment power and voting control over these securities. Summit Capital Partners I, LLC is Summit Capital Partners, LP’s general partner.
(12)	Rob Bellick has investment power and voting control over these securities.
(13)
GPC LX, LLC’s limited liability company manager is Guggenheim Advisors, LLC, which is a wholly owned subsidiary of Guggenheim Alternative Asset Management, LLC. The Governor and Company of the Bank of Ireland, through its subsidiaries, owns a majority of the limited liability company membership interests in Guggenheim Alternative Asset Management, LLC. The investment manager of GPC LX, LLC is Wolverine Asset Management, LLC. Christopher Gust is the portfolio manager that oversees the investment of assets of GPC LX, LLC on behalf of Wolverine Asset Management, LLC and has investment power and voting control over these securities. The Governor and Company of the Bank of Ireland, through its subsidiaries, owns a majority of IAM Capital Corporation. IAM Capital Corporation is a broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Regulation, Inc. IAM Capital Corporation was organized for the limited purpose of offering investments in limited partnerships to which IAM Capital Corporation’s parent, Iridian Asset Management LLC, acts as the investment advisor.

(14)	UBS AG Canada Branch is an affiliate of a registered broker-dealer. James E. Estey and Charles Dietz have investment power and voting control over these securities.
(15)	William O. Perkins III has investment power and voting control over these securities.
(16)
Trapeze Asset Management Inc. is the beneficial owner of these securities. Randall Abramson and Trapeze Asset Management Inc., 1346049 Ontario Limited have investment power and voting control over Trapeze Asset Management Inc. and has investment power and voting control over these securities.

(17)
Trapeze Capital Corp. is the beneficial owner of these securities. Randall Abramson and Trapeze Capital Corp., 1346049 Ontario Limited have investment power and voting control over Trapeze Capital Corp. and have investment power and voting control over these securities.

On January 29, 2007, there were 80,479,820 common shares issued and outstanding, 64,314,844 of which were held by persons other than any of the selling shareholders, any of our affiliates or any affiliate of any of the selling shareholders.  On March 29, 2007, there were 80,479,820 common shares issued and outstanding, 64,314,844 of which were held by persons other than any of the selling shareholders, any of our affiliates or any affiliate of any of the selling shareholders. The table below sets forth certain information relating to previous resale transactions by the selling shareholders.

Selling Shareholder	Number of Common Shares Registered for Resale in Prior Registration Statements	Number of Common Shares Registered for Resale Still Held by Selling Shareholder (1)		Number of Registered Common Shares Sold by Selling Shareholder (1)	Number of Common Shares Registered for Resale in this Transaction
Crestview Capital Master, LLC	1,269,648	1,269,648	(2)	0	439,754	(3)
GLG North American Opportunity Fund	6,348,240	6,348,240	(2)	0	2,198,769	(3)
Capital Ventures International	1,541,800	844,126	(2)	697,674	219,877	(3)
Iroquois Master Fund Ltd.	785,986	669,716	(2)	116,270	219,877	(3)
Kellogg Capital Group LLC	1,269,648	1,269,648	(2)	0	439,754	(3)
William Herbert Hunt Trust Estate	3,174,120	3,174,120	(2)	0	1,099,384	(3)
Sandelman Partners Multi-Strategy Master Fund, Ltd.	1,904,471	1,904,471	(2)	0	659,631	(3)
Summit Capital Partners, LP	634,823	634,823	(2)	0	219,877	(3)
Wolverine Convertible Arbitrage Funds Trading Limited	1,286,170	1,286,170	(2)	0	445,454	(3)
GPC LX, LLC	142,184	142,184	(2)	0	49,269	(3)
UBS AG Canada Branch	3,174,120	3,174,120	(2)	0	1,099,384	(3)
Small Ventures USA, LP	223,760	223,760	(2)	0	203,590	(3)
Guy O. Dove, III	223,760	223,760	(2)	0	203,590	(3)
J. Scott Zimmerman	910,500	910,500		0	25,641	(3)

(1)  This information was provided by the selling shareholder in a Selling Securityholder Questionnaire completed by the selling shareholder in connection with this registration statement.
(2)  These common shares are underlying warrants and convertible notes held by the selling shareholder.
(3)  These common shares are underlying the Series A Notes and/or Series B Notes held by the selling shareholder.

We are not aware of any selling shareholder with an existing short position in our common shares. On June 26, 2007, GLG Partners, L.P., which serves as the investment manager to GLG North American Opportunity Fund, a selling shareholder in this offering, agreed to pay more than $3.2 million to settle enforcement actions brought by the SEC for illegal short selling in connection with 14 public offerings.

PLAN OF DISTRIBUTION

We are registering the common shares issuable upon conversion of the Series A Notes and the Series B Notes to permit the resale of these common shares by the holders of the Series A Notes and the Series B Notes from time to time after the effectiveness of the registration statement.  We will not receive any of the proceeds from the sale by the selling shareholders of the common shares.  We will bear all fees and expenses incident to our obligation to register the common shares.

The selling shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume.  The selling shareholders may also sell common shares short and deliver common shares covered by the registration statement to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the Series A Notes, the Series B Notes or common shares issuable upon conversion thereof owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to the registration statement or any amendment to the registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under the registration statement and the related prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the registration statement and the related prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  Kellogg Capital Group, LLC is a registered "broker-dealer", and, accordingly, is deemed to be an underwriter.  At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares.  All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares pursuant to the registration rights agreement, estimated to be $46,444 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state or provincial securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution.  We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in the registration statement and the related prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement and the related prospectus, the common shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of the common shares offered by this prospectus will be passed upon for us by Bull, Housser & Tupper, LLP, Vancouver, British Columbia, Canada.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Hein & Associates LLP, an independent registered public accounting firm, and Amisano Hanson, Chartered Accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

The reserve estimates in this prospectus have been prepared by Sproule Associates, Inc., independent reservoir engineers, and Netherland, Sewell & Associates, Inc. independent reservoir engineers, and have been included in reliance on the report of such firms given upon their authority as experts in reserve engineering.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Province of British Columbia, Canada.  Further, some of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. securities laws.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Storm Cat predicated solely upon such civil liabilities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common shares offered hereby.  This prospectus does not contain all of the information included in the registration statement.  Statements in this prospectus concerning the provisions of any document are not necessarily complete.  You should refer to the copies of the documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved.  Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file reports, proxy statements and other information with the SEC.  The SEC maintains a web site at http://www.sec.gov that contains reports and information statements and other information regarding registrants that file electronically with the SEC.  You may read and copy the registration statement, these reports and other information at the public reference facility maintained by the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

You may read and copy our SEC reports and other information at the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them.  This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC.  The information incorporated by reference is considered to be part of this prospectus.  We incorporate by reference the documents listed below:

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 1, 2007 (Commission File No. 001-32628);

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2007 (Commission File No. 001-32628);

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007 (Commission File No. 001-32628);

•
our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 filed with the SEC on May 10, 2007, August 9, 2007 and November 8, 2007 (Commission File No. 001-32628);

•
our Current Reports on Forms 8-K filed with the SEC on January 25, February 5, March 12, April 5, April 10, May 31, June 26, July 11, August 10, September 25, October 1, November 8 and December 28, 2007 (Commission File No. 001-32628) and the Current Report on Form 8-K/A filed with the SEC on May 22, 2007 (Commission File No. 001-32628); and

•	the description of our common shares as set forth in our registration statement on Form 8-A filed with the SEC on September 26, 2005 (Commission File No. 001-32628).

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus.  Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus.  Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Paul Wiesner
Chief Financial Officer
Storm Cat Energy Corporation
1125 17th Street, Suite 2310
Denver, Colorado 80202
Telephone: (303) 991-5070

You may also access the documents incorporated by reference in this prospectus through our website www.stormcatenergy.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

21,882,826 Shares

Common Shares